UNOFFICIAL TRANSLATION This Agreement has been prepared and signed in French and the parties hereto agree that the French version hereof shall be the only version valid for the purpose of the interpretation and construction hereof notwithstanding the preparation of any translation into another language hereof (including this English translation), whether official or otherwise or whether prepared in relation to any proceedings which may be brought in any jurisdiction in respect hereof. AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT ENTERED INTO BETWEEN DHIDASILVA HOLDINGS INC. CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC AND LIGHTSPEED POS INC. DATED AS OF SEPTEMBER 9, 2020

TABLE OF CONTENTS ARTICLE 1 DEFINITIONS AND INTERPRETATION .............................................................. 5 1.1 Definitions........................................................................................................................ 5 1.2 Time of the essence .......................................................................................................... 9 1.3 References to Dasilva .................................................................................................... 10 1.4 References to CDPQ ...................................................................................................... 10 1.5 Calculation of time ......................................................................................................... 10 1.6 Business Days ................................................................................................................ 10 1.7 Headings ........................................................................................................................ 10 1.8 Number and gender ........................................................................................................ 10 1.9 References to statutes ..................................................................................................... 10 1.10 Including ........................................................................................................................ 10 ARTICLE 2 NOMINATION RIGHT .......................................................................................... 11 2.1 Dasilva’s right to be nominated to Board ...................................................................... 11 2.2 CDPQ’s right to nominate to Board............................................................................... 11 2.3 Quorum for Board and Principal Board Committees .................................................... 12 2.4 Nomination rights granted to other Shareholders .......................................................... 12 ARTICLE 3 REGISTRATION RIGHTS ..................................................................................... 12 3.1 Registration Rights......................................................................................................... 12 3.2 Demand Registration Rights .......................................................................................... 12 3.3 Piggyback Registration Rights ....................................................................................... 14 3.4 Withdrawal of Eligible Securities .................................................................................. 16 3.5 Costs ............................................................................................................................... 16 3.6 Other Registration Rights .............................................................................................. 16 ARTICLE 4 DUE DILIGENCE; INDEMNIFICATION ............................................................. 17 4.1 Establishment; reasonable investigation ........................................................................ 17 4.2 Indemnification by the Corporation ............................................................................... 17 4.3 Indemnification by the Selling Shareholder .................................................................. 18 4.4 Contestation of action by Indemnifying Parties............................................................. 19 4.5 Survival .......................................................................................................................... 20 4.6 Status as trustee .............................................................................................................. 20 ARTICLE 5 OTHER UNDERTAKINGS BY THE CORPORATION ....................................... 21 5.1 Maintaining of listing of Subordinate Voting Shares .................................................... 21 5.2 Restrictive clauses .......................................................................................................... 21

- 3 - 5.3 Consultation right........................................................................................................... 21 ARTICLE 6 GENERAL ............................................................................................................... 22 6.1 Effective date and survival ............................................................................................. 22 6.2 Severability .................................................................................................................... 22 6.3 Public filing .................................................................................................................... 22 6.4 Adjustments ................................................................................................................... 22 6.5 Other assurances ............................................................................................................ 22 6.6 Assignment and benefit.................................................................................................. 23 6.7 Entire agreement ............................................................................................................ 23 6.8 Waiver ............................................................................................................................ 23 6.9 Notice ............................................................................................................................. 23 6.10 Counterparts; electronic signatures ................................................................................ 25 6.11 Governing law and dispute resolution ........................................................................... 25 6.12 Consent .......................................................................................................................... 26 6.13 Third party beneficiaries ................................................................................................ 26 6.14 Recourse ......................................................................................................................... 26 SCHEDULE “A” – REGISTRATION PROCEDURES ............................................................ A-1 1.1 Registration procedures ............................................................................................... A-1 1.2 Selling Shareholder’s obligations ................................................................................ A-4

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT This agreement is entered into as of September 9, 2020. BETWEEN: DHIDASILVA HOLDINGS INC., a corporation duly constituted pursuant to the Canada Business Corporations Act; AND: CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, a legal person governed by the Act respecting the Caisse de dépôt et placement du Québec; AND: LIGHTSPEED POS INC., a corporation duly constituted pursuant to the Canada Business Corporations Act; WHEREAS on March 15, 2019, in order to restructure its capital stock, the Corporation filed articles of amendment providing that (i) all outstanding redeemable preferred shares be converted to common shares on a one-for-one basis in accordance with their terms; (ii) the common shares be reclassified as Subordinate Voting Shares; (iii) all issued and outstanding shares be grouped on a four-to-one basis; and (iv) the Subordinate Voting Shares held by Dasilva be exchanged for an equal number of Multiple Voting Shares in accordance with the share exchange agreement entered into between the Corporation and Dasilva on such date; WHEREAS the Corporation has made an initial public offering (an “IPO”) of its Subordinate Voting Shares as of March 15, 2019; WHEREAS, on March 15, 2019, the Parties entered into an investor rights agreement (the “Original Agreement”) in order to confer on Dasilva and CDPQ, among other things, the investor rights described in the Original Agreement; WHEREAS, as of the date hereof, Dasilva holds or exercises direction or control over 14,667,922 Multiple Voting Shares, representing approximately 15.73% of all the issued and outstanding Shares of the Corporation; WHEREAS, as of the date hereof, CDPQ holds or exercises direction or control over 25,936,219 Subordinate Voting Shares, representing approximately 27.81% of all the issued and outstanding Shares of the Corporation; WHEREAS the Corporation is proposing to file a registration statement for the public offering of Subordinate Voting Shares in the United States on or about the date hereof; and WHEREAS the Parties wish to enter into this Agreement to amend and restate the Original Agreement in order to (i) give effect to the undertaking made by the Parties under the Original Agreement to grant to the Principal Shareholders, prior to the filing of a registration statement for the public offering of Shares in the United States, registration rights permitting the public offering of Shares in the United States that are substantially equivalent to the registration

- 5 - rights provided for in the Original Agreement, and (ii) make such other conforming amendments or changes as are evidenced hereby. NOW THEREFORE, in view of the foregoing and the undertakings set forth herein and for other good and valid consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows: ARTICLE 1 DEFINITIONS AND INTERPRETATION 1.1 Definitions In this Agreement, the following terms have the meaning ascribed to them below: “Affiliate(s)” and all its variations have the meaning ascribed to that term in the Quebec Securities Act and “Wholly-owned Affiliate” and all its variations mean an Affiliate, provided that the notion of control included in that definition is defined as the ownership of all participating securities of an entity; “Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions refer to this Agreement, including all the schedules hereto and all instruments completing, amending or confirming it, and the words “article”, section”, “sub-section” and “paragraph” refer to the article, section, sub-section or paragraph in question of this Agreement; “Audit Committee” means the Board’s audit committee, as constituted from time to time; “Base Shelf Prospectus” means (a) in Canada, a base shelf prospectus within the meaning ascribed thereto in NI 44-102; (b) in the United States, a Registration Statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto, or (c) any short-form qualification document comparable to the foregoing under applicable Securities Legislation, including MJDS; “Board” means the Board of Directors of the Corporation, as constituted from time to time; “Bought Deal” means an Underwritten Offering as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 – Short Form Prospectus Distributions, or another Public Offering which is not to include a road show; “Business Day” means a day which is not a Saturday, Sunday or legal holiday in Montreal, Quebec or New York, New York and which is a day on which the Exchanges on which the Subordinate Voting Shares are traded are open; “Canadian Securities Legislation” means the Quebec Securities Act and any similar securities legislation of each of the provinces and territories of Canada, as amended from time to time, and the rules, regulations, blanket orders and orders and the forms and

- 6 - disclosure requirements made or promulgated under that legislation and the policies, instruments, bulletins and notices of one or more of the Canadian Securities Regulators; “Canadian Securities Regulators” has the meaning ascribed to it in Schedule A hereof; “CBCA” means the Canada Business Corporations Act as amended from time to time and any legislation replacing it; “CDPQ” means Caisse de dépôt et placement du Québec and its permitted assigns; “CDPQ Nominee” has the meaning ascribed to it in sub-section 2.2(a); “CNG Committee” means the Board’s compensation, nominating and governance committee, as constituted from time to time; “Corporation” means Lightspeed POS Inc.; “Dasilva” means DHIDasilva Holdings Inc. and its permitted assigns; “Demand Registration” has the meaning ascribed to it in sub-section 3.2(a); “Demand Registration Notice” has the meaning ascribed to it in sub-section 3.2(a); “Demand Registration Right” has the meaning ascribed to it in sub-section 3.2(a); “Eligible Securities” means all Subordinate Voting Shares or securities convertible, exercisable or exchangeable for Subordinate Voting Shares (including Multiple Voting Shares) which are held by a Principal Shareholder and its Affiliates, as long as they are held by such Principal Shareholder or one of its Affiliates; “Exchange” means the Toronto Stock Exchange, the New York Stock Exchange or any other stock exchange with an equivalent reputation (including the London Stock Exchange (LSE)) on which the Subordinate Voting Shares may be listed for trading from time to time; “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; “Exchange Rules” means the rules and regulations of any Exchange on which the Subordinate Voting Shares are listed; “Government Authority” means a tribunal, government authority, ministry, department, directorate, commission, council, office, agency or legal person established in the public interest in Canada or the United States or a province, state, territory, country, municipality, region or other political body, whether local or foreign, which is currently constituted or exists or which will be constituted, and which has jurisdiction with respect to the activities carried on by any one of the Parties;

- 7 - “Head Office” means the location of the majority of the management personnel responsible for the duties that normally fall under the head office of a business, including strategic planning, finance and accounting, legal department, business development, human resources, technology, marketing, sales and technical support, at a general level consistent with the ongoing operations of the business as of the date of the IPO; “Indemnified Party” has the meaning ascribed to it in section 4.4; “Indemnifying Party” has the meaning ascribed to it in section 4.4; “IPO” has the meaning ascribed to it in the recitals hereof; “Management Proxy Circular” means a proxy circular issued by management of the Corporation dealing with the election of the Corporation’s directors, among other things; “MJDS” means the U.S./Canada Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Regulators; “Multiple Voting Shares” means the Multiple Voting Shares in the capital stock of the Corporation; “NI 44-102” means National Instrument 44-102 – Shelf Distributions; “Offering” means a Private Placement and/or a Public Offering, as the case may be; “Offering Costs” means all the fees and incidental costs related to the execution of an Offering contemplated herein, including: (a) the listing and filing fees charged by the Securities Regulators, FINRA or the Exchanges, (b) the fees and costs related to compliance with applicable Securities Legislation, (c) printing, photocopy, messenger, delivery and translation costs, (d) the costs incurred in connection with any road show and marketing activities, (e) the fees, costs and reasonable disbursements of the legal and financial advisers of the Corporation relating to an Offering, (f) the fees, costs and reasonable disbursements of the Corporation’s auditors relating to an Offering, including the costs related to any audit or comfort letters, (g) all rating agency fees, where applicable, (h) all costs of transfer agents, depositaries and registrars, (i) the costs and fees associated with the preparation and filing of a Prospectus amendment or supplement or a pre- or post-effective Registration Statement amendment, and (j) the underwriters’ commission; “Original Agreement” has the meaning ascribed to it in the recitals hereof; “Parties” means the Corporation, Dasilva, CDPQ and their respective successors and permitted assigns, and “Party” means any one of them; “Person” means a natural person, a legal person with or without share capital, corporation, partnership, joint venture, entity, unincorporated association, consortium, business, sole proprietorship, trust, pension fund, union, council, tribunal, Government Authority and, with respect to a director of the Corporation, means a natural person only;

- 8 - “Piggyback Notice” has the meaning ascribed to it in section 3.3(a); “Piggyback Registration” has the meaning ascribed to it in section 3.3(a); “Piggyback Registration Rights” has the meaning ascribed to it in section 3.3(a); “Portion Subject to Piggyback Registration” has the meaning ascribed to it in sub-section 3.3(a); “Principal Board Committee(s)” means the Audit Committee, the CNG Committee and any other committee set up by the Board or a Board committee which performs a function similar to such committees, or to which some of their powers have been delegated; “Principal Shareholders” means Dasilva and CDPQ, and “Principal Shareholder” means either one of them; “Private Placement” means an offering of Subordinate Voting Shares or securities convertible, exercisable or exchangeable for Subordinate Voting Shares through exemptions from, or in a manner not subject to, the Prospectus and registration requirements of applicable Securities Legislation; “Prospectus” means a preliminary prospectus or prospectus according to the meaning ascribed to that term in applicable Securities Legislation (including, with respect to a Public Offering or distribution in the United States, the prospectus included in any Registration Statement, and any prospectus filed with the SEC as a supplemental or free- writing prospectus) and, where the context requires, means a prospectus supplement (together with the corresponding Base Shelf Prospectus); “Public Offering” means an offering of Subordinate Voting Shares or securities convertible, exercisable or exchangeable for Subordinate Voting Shares through a Prospectus or effective Registration Statement in accordance with applicable Securities Legislation; “Quebec Securities Act” means the Quebec Securities Act as amended from time to time and any legislation replacing it; “Registration Rights” means the Demand Registration Rights, Piggyback Registration Rights and any other piggyback registration right which may be included or deemed to be included in this Agreement pursuant to section 3.6; “Registration Statement” means with respect to a Public Offering in the United States, a Registration Statement on Form F-10, Form F-3 or Form S-3 filed by the Corporation with the SEC for a Public Offering (and in each case other than a Registration Statement on Form S-8, Form S-4 or Form F-4, or their successors, or any form for a similar limited purpose, or any Registration Statement covering only securities proposed to be issued in exchange for securities or assets of another corporation);

- 9 - “Regulation 52-110” means Regulation 52-110 respecting Audit Committees, as amended from time to time; “Requesting Shareholder” has the meaning ascribed to it in sub-section 3.2(a); “SEC” means the U.S. Securities and Exchange Commission; “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; “Securities Legislation” means the Canadian Securities Legislation, applicable U.S. state securities laws or “blue sky” laws, the Exchange Act, the Securities Act and, in connection with an Offering in one or more jurisdictions outside Canada and the United States, the laws or regulations analogous to the foregoing which apply in that jurisdiction; “Securities Regulators” has the meaning ascribed to it in Schedule A hereof; “Selling Shareholder” means any Principal Shareholder who has exercised a Demand Registration Right or a Piggyback Registration Right; “Selling Shareholder Information” has the meaning ascribed to it in Schedule A hereof; “Selling Shareholder Indemnified Parties” has the meaning ascribed to it in sub-section 4.2(a); “Selling Shareholder’s Offering Costs” means all internal costs, expenses and disbursements of a Selling Shareholder related to an Offering, including the costs, expenses and disbursements of its officers, internal and external consultants and advisers and employees performing legal or accounting duties; “Shareholders” means, from time to time, the registered or beneficial holders of one or more Shares or other securities in the capital stock of the Corporation; “Shares” means the Multiple Voting Shares and the Subordinate Voting Shares in the capital stock of the Corporation; “Subordinate Voting Shares” means the Subordinate Voting Shares in the capital stock of the Corporation; “Underwritten Offering” means the sale of securities of the Corporation to an underwriter in connection with a Public Offering. 1.2 Time of the essence Time shall be of the essence herein. No extension, waiver or amendment of a provision of this Agreement shall be deemed to affect this provision and there shall be no implicit waiver of this provision.

- 10 - 1.3 References to Dasilva In this Agreement, the term “Dasilva” also includes its Affiliates in establishing whether it acquires, is issued, is the beneficial owner of, or exercises control or direction over Eligible Securities, as contemplated herein. 1.4 References to CDPQ In this Agreement, the term “CDPQ” also includes its Affiliates in establishing whether it acquires, is issued, is the beneficial owner of, or exercises control or direction over Eligible Securities, as contemplated herein. 1.5 Calculation of time Unless indicated otherwise, the periods during or after which an action is to be taken are calculated excluding the day the period begins and including the day the period ends. 1.6 Business Days When an action to be taken hereunder must be taken on a day which is not a Business Day, it shall be taken on the next Business Day. 1.7 Headings The descriptive headings which precede the articles, sections and sub-sections of this Agreement are included for ease of reference only and are not intended to be comprehensive or accurate descriptions of the content thereof. The dividing of this Agreement into articles, sections, sub-sections and paragraphs shall not affect the interpretation of this Agreement. 1.8 Number and gender Words importing the singular number include the plural and vice versa and words importing gender include all genders. 1.9 References to statutes Any reference to a statute means the statute in force on the date of this Agreement (with all regulations thereunder) as amended, re-enacted, codified, revised or replaced from time to time, and any statute which replaces it, unless indicated otherwise. 1.10 Including The words “include”, “including” and “in particular” in this Agreement are deemed to be followed by the words “without limitation”, whether or not they are followed by such words or words with the same meaning.

- 11 - ARTICLE 2 NOMINATION RIGHT 2.1 Dasilva’s right to be nominated to Board As long as Dax Dasilva is Chief Executive Officer of the Corporation, Dax Dasilva shall have the right, subject to applicable Securities Legislation and Exchange Rules, to form part of the list of nominee directors proposed by the Corporation which is included in a Management Proxy Circular. As long as Dax Dasilva has the right to form part of the list of nominee directors proposed by the Corporation hereunder, the Corporation shall propose Dax Dasilva for election to the Board and include him in any Management Proxy Circular, and take the necessary steps to ensure that Dasilva’s rights hereunder are respected. 2.2 CDPQ’s right to nominate to Board (a) As long as CDPQ, along with its Affiliates, collectively hold at least 20% of the issued and outstanding Shares, CDPQ shall have the right, according to the terms and subject to the conditions set forth in this section 2.2 and applicable Securities Legislation and Exchange Rules, to designate one nominee (the “CDPQ Nominee”) to form part of the list of nominee directors proposed by the Corporation which is included in a Management Proxy Circular. As long as CDPQ has the right to designate a nominee to the Board hereunder, the Corporation shall propose the CDPQ Nominee for election to the Board and include such CDPQ Nominee in any Management Proxy Circular, and take the necessary steps to ensure that CDPQ’s rights hereunder are respected. (b) Notwithstanding the foregoing, to be eligible as a CDPQ Nominee, the CDPQ Nominee must be eligible to be a corporate director pursuant to the CBCA, applicable Securities Legislation and Exchange Rules and be independent within the meaning of Regulation 52-110. (c) The Corporation shall notify CDPQ of its intention to hold an annual meeting (or a special meeting at which the Shareholders are to vote for the election of directors) of Shareholders at least forty-five (45) days before its Management Proxy Circular relating to such meeting is approved by the Board, subject to a shorter notification period with CDPQ’s consent and sub-section 2.2(d). CDPQ shall have the right to notify the Corporation of the CDPQ Nominee designated by it in accordance with sub-section 2.2(a) at any time, but at least fifteen (15) days before the said approval. (d) Subject to the terms of sub-sections 2.2(a) and 2.2(b), before the first annual meeting of Shareholders following the date of this Agreement, or if the Person designated by CDPQ as CDPQ Nominee ceases to be a director of the Corporation or if the Board position held by the CDPQ Nominee otherwise becomes vacant, CDPQ shall be entitled to recommend another Person as CDPQ Nominee to replace such CDPQ Nominee, and such Person shall be appointed by the Board as soon as reasonably possible, insofar as the CBCA, applicable Securities Legislation and Exchange Rules allow, for a term ending at the close of

- 12 - the next annual meeting of Shareholders. Failing such a recommendation by CDPQ, the Board may fill the vacancy, if it is required to do so to comply with the CBCA, applicable Securities Legislation and Exchange Rules, provided such director thereby designated by the Board resigns as soon as CDPQ decides to put forward a CDPQ Nominee to fill such vacancy. (e) In the event CDPQ and its Affiliates cease to collectively hold the percentage of issued and outstanding Shares necessary to be entitled to designate a CDPQ Nominee, any CDPQ Nominee already in office may continue to sit on the Board and any Principal Board Committee on which the said CDPQ Nominee sits, until the next meeting of Shareholders or any prior date as determined by CDPQ. If CDPQ later obtains again the right to designate a CDPQ Nominee in accordance with sub-section 2.2(a), CDPQ may re-designate an incumbent CDPQ Nominee to form part of the list of nominee directors proposed by the Corporation which is included in a Management Proxy Circular. 2.3 Quorum for Board and Principal Board Committees As long as the CDPQ Nominee sits on the Board, or on one or more Principal Board Committees, the quorum required to validly hold a meeting of the Board or Principal Board Committee in question on which the CDPQ Nominee sits shall include at least the CDPQ Nominee, provided that if a CDPQ Nominee is given an opportunity to participate in a meeting of the Board or a Principal Board Committee and such CDPQ Nominee does not attend two (2) consecutive meetings, the quorum at the subsequent meeting shall not be required to include the CDPQ Nominee in order to be met. 2.4 Nomination rights granted to other Shareholders In the event a Person other than Dasilva and CDPQ also receives Board nomination rights similar to those of CDPQ, the Corporation agrees to ensure that such Person exercises, or causes to be exercised, all the voting rights under its control (or under the control of Persons controlled by it) in favour of the election of Dax Dasilva and the CDPQ Nominee, it being understood that such Person may abstain from voting in favour of the election of Dax Dasilva and the CDPQ Nominee. ARTICLE 3 REGISTRATION RIGHTS 3.1 Registration Rights Each Principal Shareholder shall have the right to benefit from the Registration Rights according to the terms and subject to the conditions set forth in this Article 3. 3.2 Demand Registration Rights (a) Each Principal Shareholder which, in each case along with its Affiliates, holds at least 20% of the issued and outstanding Shares (calculated before the occurrence of the Offering caused by the exercise of the registration right) may, upon written notice to the Corporation, ask the Corporation to make a Public Offering in

- 13 - Canada and/or the United States for Eligible Securities then held by the Principal Shareholder and its Affiliates (the “Requesting Shareholder”) having an anticipated total offering price of at least CAN$25,000,000 (the “Demand Registration Right”). All requests submitted under section 3.2 hereof shall specify the total number or amount of Eligible Securities to be included in the Public Offering as well as the terms for making the said Public Offering and the underwriter who will conduct it (the “Demand Registration Notice”). The Corporation shall make every reasonable effort so that the Eligible Securities for which a Requesting Shareholder exercises its Demand Registration Right are registered or qualified for distribution according to the terms set forth in the Demand Registration Notice as soon as practicable, but in any event, within 45 days following receipt of the Demand Registration Notice (other than by way of a Bought Deal) by the Corporation (a “Demand Registration”), and the procedures set forth in Schedule A shall apply. Notwithstanding the foregoing, (i) the Corporation will satisfy any Demand Registration at any time that a Base Shelf Prospectus is effective by filing a Prospectus supplement as soon as practicable, but in any event within 30 days following receipt of the Demand Registration Notice, and (ii) in the event the Demand Registration is to be made pursuant to a Bought Deal in accordance with this Agreement, the Corporation shall attend to such preparations and filings as soon as is practicable in the circumstances taking into account the speed and urgency under which Bought Deals are conducted. (b) The Corporation shall not be required under this Article 3 to effect a registration of Eligible Securities in connection with a Demand Registration (i) within 90 days following the completion of an Offering in which a Demand Registration Right or a Piggyback Registration Right has been exercised, and (ii) more than two (2) times within a twelve (12)-month period. (c) In the Demand Registration Notice, the Requesting Shareholder shall indicate the intention to offer the Eligible Securities in connection with an Underwritten Offering (and whether by way of Bought Deal or otherwise). If the Requesting Shareholder wishes to carry out the Demand Registration as an Underwritten Offering, the Requesting Shareholder and the Corporation shall enter into an underwriting agreement with the underwriters chosen by the Requesting Shareholder (which shall be satisfactory to the Corporation, acting reasonably), containing the representations and warranties of the Corporation and other terms and conditions usually found in underwriting agreements respecting secondary offerings. (d) No Shareholder may participate in or exercise a piggyback registration right with respect to a Requesting Shareholder’s Demand Registration without the prior written consent of the Requesting Shareholder. (e) Notwithstanding the foregoing, if the underwriters, acting in good faith, determine that there are marketing-related factors which would limit the number of Eligible Securities of the Requesting Shareholder which could form part of a Demand Registration, the number of Eligible Securities may be reduced by the number determined by the underwriters, acting in good faith.

- 14 - (f) Notwithstanding the foregoing, the Corporation shall have the right to postpone the filing of any preliminary Prospectus, Prospectus supplement or Registration Statement by not more than 60 days if the Board, acting in good faith, considers that such time is necessary to avoid harm to the Corporation, it being understood that the Corporation shall not be able to postpone the filing of any preliminary Prospectus, Prospectus supplement or Registration Statement pursuant to this sub- section 3.2(f) by more than 120 days in any 12-month period. (g) The Corporation will use every reasonable effort to remain at all relevant times eligible to effect a Demand Registration by way of Prospectus supplement, and to maintain at all times available and effective, a Base Shelf Prospectus. 3.3 Piggyback Registration Rights (a) If the Corporation plans to make one or more Offerings for its own behalf, on behalf of Shareholders other than a Principal Shareholder or on behalf of all of them, it shall give each Principal Shareholder which, in each case along with its Affiliates, holds at least 10% of the issued and outstanding Shares (calculated before the occurrence of the Offering caused by the exercise of a registration right) written notice (the “Piggyback Notice”) of the planned Offering forthwith. Upon receipt of the Piggyback Notice, each Principal Shareholder thus notified shall have ten (10) Business Days to indicate whether it wishes to include a specific number of Eligible Securities in the Offering (the “Piggyback Registration Right”), such number not to exceed its proportionate share of the Offering, i.e. a fraction the numerator of which corresponds to the product obtained by multiplying (a) the total number of Eligible Securities then held by each Principal Shareholder and its Affiliates by (b) the total number of Subordinate Voting Shares to be included in the Offering on behalf of the Corporation and on behalf of one or more Shareholders, and the denominator of which corresponds to the total number of Subordinate Voting Shares issued and outstanding immediately before completion of the Offering (the “Portion Subject to Piggyback Registration”). The Corporation shall make every reasonable effort to ensure that a receipt or notice of effectiveness is issued, or a Prospectus supplement is filed, in each case as required, for any Prospectus or Registration Statement relating to the Eligible Securities for which the Selling Shareholder exercised its Piggyback Registration Rights and that they are included in the Public Offering (a “Piggyback Registration”), and the procedures set forth in Schedule A shall apply. (b) The Corporation shall not be required under this Article 3 to effect a registration of Eligible Securities ancillary to the registration of its securities in connection with any Offering relating or pursuant to: (i) dividend reinvestment plans; (ii) the acquisition of other businesses or in connection with a merger, business combination, exchange offer, takeover bid, arrangement, asset purchase or other type of acquisition of assets or shares held by a third party or a reorganization in each case which is approved by the Board, (iii) the grant of awards or issuance of securities under any equity-based compensation or similar arrangements, or (iv) a

- 15 - registration relating to a transaction effected pursuant to Rule 145 under the Securities Act. (c) Notwithstanding any provision to the contrary herein, if a Public Offering is to be conducted as a Bought Deal, the ten (10) Business Day deadline following receipt of the Piggyback Notice set forth in this section 3.3 shall not apply and the Corporation shall send each Principal Shareholder the prior notice as quickly as possible under the circumstances, taking into account the speed and urgency with which Bought Deals are currently conducted according to usual market practice, and each Principal Shareholder shall only have such amount of time as is practicable under the circumstances to notify the Corporation whether or not it will participate in the Bought Deal, failing which the Corporation shall be free to proceed with the Bought Deal without the Principal Shareholders’ participation. (d) Notwithstanding the foregoing, if, in connection with a Piggyback Registration, the lead underwriter(s) notify the Corporation that, in their reasonable judgement, the inclusion of requested Eligible Securities in such Public Offering exceeds the number of securities which may be sold in an orderly manner in connection with such Public Offering, within a price range reasonably acceptable to the Corporation, or that marketing-related factors require that the number of securities which may be included in such Public Offering be limited, the Corporation shall include in such Public Offering the portion of the Eligible Securities determined by such lead underwriter(s), according to the following priority: (i) first, the securities offered by the Corporation on its own behalf; and (ii) second, if there are additional securities which can be underwritten within a price range reasonably acceptable to the Corporation, given marketing- related factors, without leading to undue repercussions on the Public Offering of the offered securities after taking into account the inclusion of all the securities required according to sub-section 3.3(d)(i) above, the Eligible Securities for which the Principal Shareholders could exercise their Piggyback Registration Right, proportionally among the Shareholders participating in the Offering based on the number of Eligible Securities each Shareholder owns or over which it exercises control or direction, provided that, if Eligible Securities requested to be included in such Offering are not otherwise included in such Offering, the Eligible Securities which are not included shall be included, to the fullest extent possible and according to the priority indicated in this sub- section 3.3(d)(ii) as it relates to the Shareholders participating in the Offering, in connection with an over-allotment option granted to the underwriters in connection with such Offering for the number of Eligible Securities requested to be included in such Offering and which were not otherwise included in such Offering, up to the Portion Subject to Piggyback Registration.

- 16 - 3.4 Withdrawal of Eligible Securities (a) Any Selling Shareholder shall have the right to withdraw its request to have its Eligible Securities included in a Demand Registration or Piggyback Registration under sections 3.2 and 3.3, as the case may be, by giving the Corporation written notice of its withdrawal request, provided that: (i) such request is made in writing before the enforceable underwriting commitment (such as a bought deal letter) or the underwriting agreement regarding such Public Offering is signed; and (ii) such withdrawal is irrevocable and, once made, the Selling Shareholder shall no longer have the right to include its Eligible Securities in the Offering regarding which such withdrawal was made. (b) Provided the Selling Shareholder withdraws all its Eligible Securities from a Demand Registration or Piggyback Registration in accordance with sub-section 3.4(a) before a preliminary Prospectus or Prospectus supplement is filed, or a Registration Statement declared effective by the SEC, as the case may be, the Selling Shareholder shall be deemed not to have participated in such Demand Registration or Piggyback Registration, as applicable. 3.5 Costs (a) In the case of a Demand Registration effected in accordance with section 3.2 or a Piggyback Registration effected in accordance with section 3.3, the Offering Costs shall be paid by the Corporation. However, any Selling Shareholder shall be responsible for the Selling Shareholder’s Offering Costs and its share of the commission payable to the underwriters in connection with a Demand Registration or a Piggyback Registration effected through a Public Offering. (b) However, the Corporation shall not be required to pay the Offering Costs related to a Demand Registration effected in accordance with section 3.2 hereof if the registration request is withdrawn at any time, at the Requesting Shareholder’s request (in which case such costs shall be paid by the Requesting Shareholder, but the Corporation shall make reasonable efforts to minimize such costs as soon as it becomes aware that the Requesting Shareholder has withdrawn the registration request). 3.6 Other Registration Rights In the event the Corporation grants a Registration Right to any Shareholder or future Shareholder other than a Principal Shareholder, the Corporation agrees to grant such Registration Rights, other than with the written consent of each Principal Shareholder which holds, along with its Affiliates, at least 10% of the issued and outstanding Shares, only insofar as they do not contain any term or condition in favour of such Shareholder or future Shareholder which is more favourable than the Registration Rights granted to the Principal Shareholders under this Article 3, and that, in the event there are terms or conditions of such nature in favour of such

- 17 - Shareholder or future Shareholder, they shall automatically be deemed to be included in this Article 3 and its amendments in favour of the Principal Shareholders, with appropriate amendments as the context may require. ARTICLE 4 DUE DILIGENCE; INDEMNIFICATION 4.1 Establishment; reasonable investigation In connection with the exercise by a Selling Shareholder of a Registration Right, and in connection with any participation by a Principal Shareholder in an Offering involving securities of the Corporation, the Corporation shall give any such Principal Shareholder, the underwriter(s) of a Public Offering or any other party identified by the Principal Shareholder as having a valid interest in the transaction, as well as their respective legal advisers and auditors, the opportunity to participate in the preparation of the documentation necessary to carry out the transaction, and each of its amendments or supplements. The Corporation shall give each of them reasonable and usual access to the books and records of the Corporation as well as the reasonable and usual possibility of discussing the Corporation’s activities with its officers, auditors and legal advisers and to make any reasonable and usual due diligence which the latter may reasonably request, provided such Persons agree to keep such information confidential. 4.2 Indemnification by the Corporation (a) In connection with a Demand Registration or a Piggyback Registration, the Corporation shall indemnify and hold harmless to the fullest extent permitted by law any Selling Shareholder and its Affiliates as well as each of their respective directors, officers, employees, mandataries, shareholders and partners (collectively, the “Selling Shareholder Indemnified Parties”), with respect to any loss (excluding loss of profit), liability, claim, damages and costs whatsoever, including the sums paid in settlement of an investigation, ordinance, order, litigation, lawsuit or claim, whether joint or solidary, suffered or incurred, stemming from or based on a misrepresentation or alleged misrepresentation of a material fact contained in a Prospectus, Registration Statement or an amendment thereof, including all documents incorporated therein by reference, or the omission or alleged omission of a material fact which must be disclosed in it or that is necessary to make the statements made therein not misleading in light of the circumstances in which they were made, or suffered or incurred and stemming from or based on the failure to comply with applicable Securities Legislation (other than the Selling Shareholder’s failure to comply with applicable Securities Legislation); however, the Corporation shall not be liable under this section 4.2 for any settlement of an action made without its written consent, which consent shall not be unreasonably denied or delayed; in addition, the indemnity contemplated by this section 4.2 with regard to the Selling Shareholder shall not apply to a loss, liability, claim, damages or costs insofar as they stem from or are established based on a misrepresentation or omission or an alleged misrepresentation or omission (i) made, based on and in accordance with written information provided to the Corporation by or on behalf of the Selling Shareholder about the Selling Shareholder for the purpose of preparing the

- 18 - Prospectus or the Registration Statement, as applicable, or (ii) found in a Prospectus, Registration Statement or a document incorporated by reference therein, in the case of a direct sale by the Selling Shareholder (including a sale of Eligible Securities through an underwriter whose services are retained by the Selling Shareholder in connection with an offering on behalf of the Selling Shareholder only), if the Selling Shareholder (or any Person acting on its behalf) has not sent or delivered a copy of the Prospectus or Registration Statement, as applicable, to the Person asserting such loss, liability, claim, damages or costs within the times prescribed for such purpose in applicable Securities Legislation where such Prospectus or Registration Statement, as applicable, corrected such misrepresentation or omission, after the Corporation provided the Selling Shareholder with a sufficient number of copies of such document within a time reasonably allowing the Selling Shareholder (or the Person acting on its behalf) to send or deliver the copy thereof within the times prescribed for such purpose in applicable Securities Legislation. All amounts paid by the Corporation to a Selling Shareholder Indemnified Party under this section 4.2 further to any such loss shall be reimbursed to the Corporation if a court determines in a final judgement without the possibility of appeal or review that such Selling Shareholder Indemnified Party was not entitled to indemnification by the Corporation. (b) It is understood that the indemnification rights contemplated by sub-section 4.2(a) may be exercised by the Selling Shareholder or its Affiliates, and shall not be affected in any manner by the exercise or failure to exercise such indemnification rights or the waiver thereof, in whole or in part, by another Shareholder which is not the Selling Shareholder’s Affiliate. 4.3 Indemnification by the Selling Shareholder (a) In connection with a Demand Registration or Piggyback Registration, any Selling Shareholder shall indemnify and hold harmless to the extent permitted by law the Corporation and its Affiliates as well as each of their respective directors, officers, employees, mandataries and shareholders (collectively, the “Corporation Indemnified Parties”), with respect to any loss (excluding loss of profit), liability, claim, damages and costs whatsoever, including the sums paid in settlement of an investigation, ordinance, order, litigation, lawsuit or claim, whether joint or solidary, suffered or incurred, stemming from or based on a misrepresentation or alleged misrepresentation of a material fact contained in a Prospectus, Registration Statement or an amendment thereof, including all documents incorporated therein by reference, or its omission or alleged omission of a material fact which must be disclosed in it or that is necessary to make the statements made therein not misleading in light of the circumstances in which they were made, or suffered or incurred and stemming from or based on the failure to comply with applicable Securities Legislation by such Selling Shareholder (for greater certainty, other than the Corporation’s, other Selling Shareholder(s)’ or any other party’s failure to comply with applicable Securities Legislation) in connection with the applicable Demand Registration or Piggyback

- 19 - Registration, but, in any case, only regarding misrepresentations or omissions or alleged misrepresentations or omissions made in the Prospectus or Registration Statement, including all documents incorporated therein by reference, and included based on and in accordance with written information provided to the Corporation by or on behalf of such Selling Shareholder about such Selling Shareholder for the purpose of preparing the Prospectus or Registration Statement, as applicable; however, the Selling Shareholder shall not be liable under this sub-section 4.3(a) for any settlement of an action made without its written consent, which consent shall not be unreasonably denied or delayed; in addition, the indemnity contemplated by this sub-section 4.3(a) shall not apply to a loss, liability, claim, damages or costs insofar as they stem from a misrepresentation or omission or an alleged misrepresentation or omission found in a Prospectus or Registration Statement if the Corporation (or any Person acting on its behalf, including the Persons who participate as underwriters for the Offering or the sale of Eligible Securities in connection with a Demand Registration or Piggyback Registration, but other than an underwriter whose services are retained by the Selling Shareholder in connection with an Offering on behalf of the Selling Shareholder only) has not sent or delivered a copy of the Prospectus or Registration Statement, as applicable, to the Person asserting such loss, liability, claim, damages or costs at the latest at the time of remittance of written confirmation of a sale of securities covered thereby to such Person where such Prospectus or Registration Statement, as applicable, corrected such misrepresentation or omission. The amounts paid by the Selling Shareholder to a Corporation Indemnified Party under this sub-section 4.3(a) further to any such loss shall be reimbursed to the Selling Shareholder if a court determines in a final judgement without the possibility of appeal or review that such Corporation Indemnified Party was not entitled to indemnification by the Selling Shareholder. (b) Notwithstanding any provision of this Agreement or any other agreement, in connection with a Demand Registration or a Piggyback Registration, a Selling Shareholder shall not be liable for the indemnification hereunder for an amount greater than the net proceeds paid to it in connection with the Offering related to such Demand Registration or Piggyback Registration. 4.4 Contestation of action by Indemnifying Parties Each party entitled to indemnification under this Article 4 (the “Indemnified Party”) shall give notice to the party that must provide indemnification (the “Indemnifying Party”) forthwith after such Indemnified Party gains actual knowledge of any claim regarding which an indemnity may be requested, but the failure to so notify the Indemnifying Party shall not release it from any liability it may have toward the Indemnified Party in accordance with this Article 4, other than to the extent of the damage or harm caused by such notification delay. The Indemnifying Party shall be responsible for contesting such action, and shall retain the services of the legal advisers of its choice to the reasonable satisfaction of the Indemnified Party, and pay the costs thereof. The Indemnified Party shall have the right to retain the services of its own legal advisers in such a case, but the attorneys’ fees and legal costs of such legal advisers shall be paid by the Indemnified Party, unless the retaining of the services of such legal advisers has been

- 20 - authorized in writing by the Indemnifying Party in connection with the contestation of such action or unless the Indemnifying Party failed to retain the services of legal advisers to be in charge of contesting such action or the Indemnified Party reasonably concludes, based on the opinion of legal advisers, that the representation of it and the Indemnifying Party by the same legal advisers would be inappropriate given their actual or potential diverging interests (in which case the Indemnifying Party shall not have the right to direct the contestation of such action on behalf of the Indemnified Party), and in all such cases the fees and reasonable costs shall be paid by the Indemnifying Party; provided further that the Indemnifying Party shall in no case be required to pay the costs of more than one law firm acting as legal advisers with respect to all the Indemnified Parties in accordance with this sentence. In connection with the contestation of such a claim or dispute, no Indemnifying Party shall consent, other than with the consent of each Indemnified Party, to a judgement or settlement which (i) does not include as an essential term the granting by the claimant to such Indemnified Party of a release from any liability regarding such claim or dispute, or (ii) covers an injunction or similar recourse which could give rise to the establishment of a custom or practice contrary to the current business interests of the Indemnifying Party. 4.5 Survival The indemnification contemplated hereunder shall survive the expiry of this Agreement and shall remain in effect notwithstanding any investigation made by or on behalf of the Indemnified Party or an officer or director of or Person having control over such Indemnified Party and shall survive any transfer of securities thereunder in favour of the Selling Shareholder Indemnified Parties. 4.6 Status as trustee Each Principal Shareholder hereby acknowledges and agrees that, with respect to this Article 4, the Corporation is binding itself for its own behalf and as mandatary of its Affiliates and the directors, officers, employees, mandataries, shareholders and partners of the Corporation and its Affiliates, which are Indemnified Parties. In this regard, the Corporation shall act as trustee for such Indemnified Parties of any Selling Shareholder’s undertakings under this Article 4 toward such Indemnified Parties and accepts such trusts and shall fulfil such undertakings on behalf of such Indemnified Parties. The Corporation hereby acknowledges and agrees that, with respect to this Article 4, each Principal Shareholder is binding itself for its own behalf and as mandatary of its Affiliates and the directors, officers, employees, mandataries, shareholders and partners of the Principal Shareholder and its Affiliates, which are Indemnified Parties. In this regard, the Principal Shareholder shall act as trustee for such Indemnified Parties of any undertakings of the Corporation under this Article 4 toward such Indemnified Parties and accepts such trusts and shall fulfil such undertakings on behalf of such Indemnified Parties.

- 21 - ARTICLE 5 OTHER UNDERTAKINGS BY THE CORPORATION 5.1 Maintaining of listing of Subordinate Voting Shares Throughout the term hereof, the Corporation shall maintain its status as a reporting issuer in all the provinces of Canada and maintain the listing of the Subordinate Voting Shares for trading on the Toronto Stock Exchange (or any one or more other Exchange, as the case may be), and shall file, within the required times, the documents prescribed by applicable Securities Legislation and Exchange Rules. 5.2 Restrictive clauses (a) Until the earlier of (i) the date on which CDPQ, along with its Affiliates, collectively hold less than 15% of the issued and outstanding Shares, and (ii) the date of the seventh (7th) anniversary of the IPO closing, the Corporation, in its name and on behalf of its Affiliates, agrees not to, without the prior written consent of CDPQ (which may not be denied without valid reason) transfer its Head Office outside the Province of Quebec. (b) Notwithstanding the foregoing, the Board may transfer the Corporation’s Head Office outside the Province of Quebec without the prior written consent of CDPQ if the Board determines, acting in good faith after receiving advice from the Corporation’s external legal advisers, that the failure to take such action would be incompatible with the fiduciary duties of the directors of the Corporation under applicable laws. 5.3 Consultation right (a) So long as CDPQ, along with its Affiliates, collectively hold at least 20% of the issued and outstanding Shares, the Corporation, acting reasonably, agrees to consult CDPQ prior to the nomination, replacement or termination of the Chairman of the Board. (b) In the event the Corporation, through the Board or its CNG Committee, is considering any of the decisions described in sub-section (a) above, the Corporation shall: (i) provide CDPQ as soon as possible with the identity of the candidate(s) the Board or the CNG Committee, as the case may be, is considering as Chairman of the Board; (ii) provide a description of the experience and qualifications of the candidate(s), in the form of a curriculum vitae or otherwise; (iii) use all commercially reasonable efforts to obtain and consider CDPQ’s view as to the best candidate as Chairman of the Board in the best interests of the Corporation, it being understood that neither the Board nor the CNG

- 22 - Committee, acting reasonably, shall be bound by CDPQ’s view or recommendation in this regard. ARTICLE 6 GENERAL 6.1 Effective date and survival This Agreement shall take effect on the date hereof and, unless indicated otherwise herein, shall remain in effect until the earlier of the following dates: (a) the date this Agreement is terminated by mutual consent of the Parties; or (b) the date no Principal Shareholder, in each case along with its Affiliates, holds more than 10% of the issued and outstanding Shares. The terms of section 3.5, Article 4 (other than section 4.1) and this Article 6 shall survive the termination of this Agreement and shall remain in effect. 6.2 Severability If a term or condition of this Agreement is invalid, illegal or unenforceable pursuant to a rule, law or public policy, all the other terms and conditions of this Agreement shall remain in full effect as long as the financial or legal aspects of the transactions contemplated herein are not affected in a manner which would considerably harm a Party. If a term or condition is held to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith in order to amend this Agreement in a manner which sets out, to the greatest extent possible, the initial intention of the Parties in an acceptable manner so that the transactions contemplated herein are carried out to the greatest extent possible. 6.3 Public filing The Parties hereby agree to the public filing of this Agreement if a Party is bound to do so by law or the applicable rules, regulations or policies of a regulatory organization or stock exchange having jurisdiction. 6.4 Adjustments Any reference herein to Eligible Securities and Shares shall be adjusted to take account of any share consolidation, split or reclassification or similar transactions which occur after the date hereof. 6.5 Other assurances Each Party shall provide the other documents or acts required by another Party which may be reasonably necessary or desirable to achieve the objective of this Agreement and implement its terms.

- 23 - 6.6 Assignment and benefit No Party may assign this Agreement or any right, benefit or obligation hereunder without the prior written consent of the other Parties, provided that (i) each Principal Shareholder has the right to assign this Agreement or the rights, benefits or obligations hereunder to a Wholly-owned Affiliate without the prior consent of the Corporation, and (ii) if a Principal Shareholder assigns all its rights, benefits or obligations hereunder to a Wholly-owned Affiliate, such Principal Shareholder shall remain bound to fulfil the obligations of such Wholly-owned Affiliate hereunder. Notwithstanding the foregoing, (i) the Principal Shareholders shall not have the right to assign their Board nomination rights contemplated in sections 2.1 and 2.2, and (ii) this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. 6.7 Entire agreement This Agreement constitutes the entire agreement entered into between the Parties with respect to the matters referred to herein and replaces all prior agreements, negotiations and discussions pertaining to the subject matter hereof, including any summary of the principal rights and terms of governance exchanged between the Parties. No other restrictive clause, agreement, representation, warranty or condition, whether direct or ancillary, express or implied, forms part of or affects this Agreement other than as contemplated herein. This Agreement shall not be amended, added to or limited other than by a written agreement signed by the Parties. 6.8 Waiver Other than as expressly indicated herein, no waiver of a term of this Agreement shall be enforceable unless it is set forth in writing and signed by the waiving party. No grace period granted by a Party or abstention by a Party shall constitute a waiver of such Party’s right to require full and timely performance of all the undertakings set forth herein. The waiver of a term shall not be deemed to constitute a waiver of such term or any other term of this Agreement at any other time thereafter. 6.9 Notice Any notice, request, demand or other communication which must or may be given or made by one Party to another hereunder shall be given or made in writing and delivered by hand or by a recognized messenger service, sent by e-mail or sent by registered or pre-paid mail, addressed as follows: (a) to the Corporation: Lightspeed POS Inc. 700 Saint-Antoine Street East Suite 300 Montreal, Quebec H2Y 1A6 Attention: Daniel Micak E-mail: [Redacted]

- 24 - with a copy to (which shall not constitute a formal notice): Stikeman Elliott LLP 1155 René-Lévesque Blvd West Suite 4100 Montreal, Quebec H3B 3V2 Attention: Robert Carelli and David Tardif E-mail: [Redacted] and to: Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 P.O. Box 258 Toronto, Ontario M5K 1J5 Attention: Ryan J. Dzierniejko E-mail: [Redacted] (b) to Dasilva: c/o Lightspeed POS Inc. 700 Saint-Antoine Street East Suite 300 Montreal, Quebec H2Y 1A6 Attention: Dax Dasilva E-mail: [Redacted] with a copy to (which shall not constitute a formal notice): Spiegel Sohmer Inc. 1255 Peel Street Suite 1000 Montreal, Quebec H3B 2T9 Attention: Morris Jacobson and Morris Szwimer E-mail: [Redacted] and [Redacted]

- 25 - (c) to CDPQ: Caisse de dépôt et placement du Québec Édifice Jacques-Parizeau 1000 Place Jean-Paul-Riopelle Montreal, Quebec H2Z 2B3 Attention: Sophie Lussier E-mail: [Redacted] and [Redacted] with a copy to (which shall not constitute a formal notice): Norton Rose Fulbright Canada LLP 1, Place Ville-Marie Suite 2500 Montreal, Quebec H3B 1R1 Attention: Amelie Metivier E-mail: [Redacted] or to any other address of which the addressee may notify the sender from time to time. A notice delivered by hand or by messenger to the Party to whom it is addressed as indicated above shall be deemed to have been given and received the day it is delivered to such address. If such day is not a Business Day or if the notice is received after 4:30 p.m. (local time for the addressee), the notice shall be deemed to have been given and received on the next Business Day. Any notice sent by e-mail shall be deemed to have been given and received the day transmission is confirmed. If such day is not a Business Day or if the e-mail transmission is received after 4:30 p.m. (local time for the addressee) and is not confirmed, the notice shall be deemed to have been given and received on the first Business Day following its transmission. 6.10 Counterparts; electronic signatures This Agreement may be signed in one or more counterparts, which shall each be deemed to be an original once signed and all such counterparts together shall constitute one and the same document. Regardless the date a counterpart is signed, each shall be deemed to bear the effective date first hereinabove indicated. This Agreement and the agreements and documents signed and delivered in accordance herewith, as well as the amendments made thereto, insofar as they are signed and delivered by digitized e-mail, via the Internet or any other means of electronic transmission, shall be treated in every regard and for all purposes as originals and shall be considered as having the same binding legal effect as if it was the original signed version delivered by hand. 6.11 Governing law and dispute resolution This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein (without giving effect to

- 26 - conflict of law principles). The Parties hereby submit to the exclusive jurisdiction of the courts of the Province of Quebec, district of Montreal. 6.12 Consent Where a term hereof requires the approval or consent of a Party and such approval or consent is not communicated in writing within the applicable time hereunder, the Party whose consent or approval is required shall be irrevocably deemed to have refused to give its approval or consent, other than as indicated herein. 6.13 Third party beneficiaries The terms and conditions hereof shall only apply for the benefit of the Parties and their respective successors and assigns and, other than as contemplated in section 4.6, the Parties do not intend to confer rights on third party beneficiaries, and this Agreement does not confer any such right on third parties (including Shareholders) who are not parties to this Agreement. 6.14 Recourse Each Party agrees that the granting of pecuniary damages would not constitute an adequate recourse for losses suffered as a result of a breach of this Agreement and that, in the event of a real or imminent breach of this Agreement by a Party, the other Parties, as the case may be, shall be entitled to equitable redress, including an injunction and performance in kind. Such recourses shall not constitute exclusive recourses in the case of a real or imminent breach of this Agreement but shall be in addition to the recourses available in law or equity. [The rest of the page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first hereinabove written. CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC Per: (Signed) Thomas Birch Name: Thomas Birch Title: Managing Director, Venture Capital Per: (Signed) Mathieu Provost Name: Mathieu Provost Title: Directeur principal, Investissements LIGHTSPEED POS INC. Per: (Signed) Brandon Nussey Name: Brandon Nussey Title: Chief Financial Officer DHIDASILVA HOLDINGS INC. Per: (Signed) Dax Dasilva Name: Dax Dasilva Title: President

A-1 SCHEDULE “A” – REGISTRATION PROCEDURES 1.1 Registration procedures With respect to the Corporation’s obligations regarding the Demand Registration or Piggyback Registration hereunder effected through a Public Offering, the Corporation shall make the necessary efforts to ensure that a receipt is obtained, or a Prospectus supplement is filed, for the Offering of Eligible Securities of the Selling Shareholder in one or more Canadian jurisdictions and/or a Registration Statement relating to the Offering of Eligible Securities is declared effective by the SEC, in each case according to the Selling Shareholder’s instructions and, to such end, the Corporation shall take the following steps as quickly as possible: (a) (i) in the case of a qualification under applicable Canadian Securities Legislation, prepare in English and French, and file with the commissions or other securities authorities of the Canadian provinces (collectively, the “Canadian Securities Regulators”) a preliminary Prospectus (where required or useful) and, as soon as possible thereafter, a final Prospectus pursuant to and in accordance with applicable Securities Legislation, including all continuous disclosure documents and other related documents which the Canadian Securities Regulators require to be filed with the Prospectus, and make the necessary efforts for a receipt, where required, to be issued for the Prospectus, it being understood that the Corporation shall provide the Selling Shareholder and the lead underwriter(s), where applicable, with copies of the preliminary Prospectus and final Prospectus and of the amendments or supplements, as filed with the Canadian Securities Regulators, forthwith after the filing thereof; and (ii) in the case of a qualification under the Securities Act, prepare in English and file with the SEC (the SEC, together with the Canadian Securities Regulators, the “Securities Regulators”) a Registration Statement pursuant to and in accordance with applicable Securities Legislation, including all continuous disclosure documents and other related documents which the SEC requires to be filed with the Registration Statement, and make the necessary efforts to have the Registration Statement declared effective by the SEC, it being understood that the Corporation shall provide the Selling Shareholder and the lead underwriter(s), where applicable, with copies of any Prospectus forming part of the Registration Statement and of the amendments or supplements, as filed with the SEC, forthwith after the filing thereof; (b) prepare and file with the Securities Regulators the amendments and supplements to the preliminary Prospectus, final Prospectus and Registration Statement, as applicable, which may be necessary to carry out the Public Offering of all such Eligible Securities and as required by the applicable provisions of applicable Securities Legislation; (c) inform the Selling Shareholder and the lead underwriter(s), where applicable, and (as needed) confirm the information in writing as soon as possible after the Corporation has been notified of (i) the time of filing or obtaining of a receipt for the preliminary Prospectus and the final Prospectus or any amendment thereof (a copy of such documents to be provided to the Selling Shareholder and the lead underwriter(s), where applicable), (ii) the timing of filing or effectiveness of the

A-2 Registration Statement or any amendment thereof (a copy of such documents to be provided to the Selling Shareholder and the lead underwriter(s), where applicable) (iii) any request by the Securities Regulators for an amendment to the preliminary Prospectus, final Prospectus or Registration Statement or for additional information, (iv) the issuance by the Securities Regulators of a cease- trade order or stop order relating to the Prospectus or Registration Statement or an order prohibiting or suspending the use of a preliminary Prospectus, final Prospectus or Registration Statement or the institution or threat of such proceedings for such purposes, and (v) the receipt by the Corporation of a notice relating to the suspending of the eligibility of the Eligible Securities for distribution or sale in a jurisdiction or the institution or threat of such a proceeding for such purpose; (d) notify the Selling Shareholder and the lead underwriter(s), where applicable, forthwith any time the Corporation becomes aware of the occurrence of an event which makes the Prospectus or Registration Statement contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements thererin not misleading, or if it becomes necessary for any other reason during the period of distribution of the Public Offering to amend or complete the preliminary Prospectus, the final Prospectus or Registration Statement in order to comply with applicable Securities Legislation and, as soon as possible in any such case, prepare and file with the applicable Securities Regulators and provide at no charge to the Selling Shareholder and the lead underwriter(s), where applicable, a supplement or amendment of the preliminary Prospectus, final Prospectus or Registration Statement which corrects the statement or omission or makes it compliant again; (e) make the necessary efforts to have removed any cease-trade or other order attributable to the Corporation suspending the use of a Prospectus or Registration Statement or the eligibility of the Eligible Securities forming the subject of the Prospectus or Registration Statement; (f) provide at no charge to the Selling Shareholder and each lead underwriter, where applicable, subject to section 3.5, a signed copy of the Prospectus and Registration Statement and as many certified signed copies of the Prospectus and Registration Statement as they may reasonably request, including the financial statements and schedules and all documents incorporated therein by reference, and give the Selling Shareholder and its legal advisers a reasonable opportunity to examine the Prospectus and Registration Statement and provide the Corporation with their comments on the Prospectus and Registration Statement; (g) give the Selling Shareholder and the lead underwriter(s), where applicable, as many commercial copies of the preliminary Prospectus and final Prospectus and any amendment or supplement thereof which such Persons may reasonably request (it being understood that the Corporation agrees to the use of the preliminary Prospectus and final Prospectus (and any related Registration Statement) or any amendment or supplement thereof by each of the Selling Shareholder and the lead underwriters, where applicable, in connection with the

A-3 offer and sale of the Eligible Securities forming the subject of the preliminary Prospectus and the final Prospectus or any amendment or supplement thereof) and the other documents which the Selling Shareholder may reasonably request in order to facilitate the disposition of the Eligible Securities by the Selling Shareholder; (h) in connection with an Underwritten Offering, enter into the usual agreements, including an underwriting agreement with the underwriter(s), containing the representations and warranties of the Corporation and the other terms and conditions usually found in underwriting agreements relating to secondary offerings and the terms and/or indemnification agreements, essentially as set forth in Article 4; in any case, such agreements shall include provisions providing for the underwriters’ indemnification in favour of the Corporation regarding actual or alleged misrepresentations or omissions made in the Prospectus and Registration Statement or included based on and in accordance with written information provided to the Corporation by an underwriter; (i) as soon as possible after the filing with the Securities Regulators of a document incorporated by reference in the Prospectus and/or Registration Statement, as applicable, provide copies of such document to the Selling Shareholder and its legal advisers and the lead underwriter(s), where applicable; (j) make the necessary efforts to obtain a usual legal opinion in form and substance similar to opinions normally provided by external legal advisers in connection with Public Offerings, addressed to the underwriters and the Selling Shareholder, where applicable, and the other Persons which the underwriting agreement may reasonably specify as well as a usual comfort letter from the auditor(s) of the Corporation for the financial statements included or incorporated by reference in a Prospectus and/or Registration Statement, as applicable; (k) if not already done, name a transfer agent and registrar for the Subordinate Voting Shares of the Corporation by the date the Offering closes; (l) participate in the marketing efforts which the Selling Shareholder or the lead underwriter(s), where applicable, consider reasonably necessary, such as a road show, meetings with institutional investors and other similar events; (m) prepare any offering document necessary to carry out the Offering of the securities covered by the Prospectus and Registration Statement in another jurisdiction not covered by the Prospectus and Registration Statement and in which the underwriters wish to distribute the Eligible Securities; and (n) take the other steps and sign and deliver the other documents which may be reasonably necessary to give full effect to the Selling Shareholder’s rights hereunder. Notwithstanding the foregoing, in connection with a Public Offering in any jurisdiction outside Canada or the United States, the procedure described in this sub-section 1.1 of

A-4 Schedule “A” shall be amended mutatis mutandis to comply with applicable Securities Legislation and the usual procedure for making a Public Offering in the jurisdiction in question. 1.2 Selling Shareholder’s obligations (a) The Corporation may require that the Selling Shareholder provide the Corporation with information concerning the Public Offering of such securities and other information relating to the Selling Shareholder, its Affiliates and their respective ownership of Shares (“Selling Shareholder Information”) which the Corporation may reasonably request in writing from time to time in order to comply with applicable Securities Legislation in each jurisdiction in which a Demand Registration or Piggyback Registration will be effected. The Selling Shareholder agrees to provide such information to the Corporation to allow it to comply with the terms of this Agreement and applicable Securities Legislation and to cooperate with it as needed to such end. The Selling Shareholder shall notify the Corporation forthwith any time the Selling Shareholder becomes aware of the occurrence of an event (to the extent it relates to the Selling Shareholder, its Affiliates or information provided by or on behalf of the Selling Shareholder in writing) which makes the Prospectus or the Registration Statement, including the documents incorporated therein by reference, contain a misrepresentation or contain an untrue statement or a material fact or omit to state a material fact required to be stated therein or that is necessary to make the statements made therein not misleading, or if it becomes necessary during the period of the Public Offering to amend or complete a Prospectus (including a Base Shelf Prospectus or a Prospectus supplement) or Registration Statement, in each case with respect solely to Selling Shareholder Information, to comply with Securities Legislation. All costs and expenses associated with the preparation and filing of a Prospectus or Registration Statement amendment or supplement further to events referred to in this sub-section shall be considered Selling Shareholder Offering Costs, not Offering Costs. (b) In addition, if applicable Securities Legislation so requires, the Selling Shareholder shall sign any attestation or certificate forming part of a preliminary Prospectus or final Prospectus to be filed with the relevant Securities Regulators. (c) The Selling Shareholder shall take all steps and sign all documents and acts required by the Corporation, acting reasonably, to complete the sale of its Eligible Securities in connection with such Public Offering, including signing the underwriting agreement entered into between the Corporation and the Selling Shareholder in such regard, provided it contains the usual terms for this type of agreement, including the Selling Shareholder’s representations and warranties, which shall be limited to the representations regarding the Selling Shareholder’s beneficial ownership regarding its Eligible Securities, free of any lien or other charge (other than those pursuant to applicable Securities Legislation) and the Selling Shareholder’s ability, power, authority and right to enter into such an underwriting agreement and carry out the transactions contemplated therein without breaching any other undertaking by the Selling Shareholder.

A-5 (d) Upon receipt of a notice from the Corporation concerning the occurrence of an event of the type described in sub-section 1.1(d) of this Schedule, the Selling Shareholder shall cease forthwith the disposition of Eligible Securities under the Prospectus and Registration Statement until the completed or amended Prospectus or Registration Statement, as contemplated by sub-section 1.1(d) of this Schedule, has been filed or until the Corporation advises the Selling Shareholder that use of the Prospectus or Registration Statement, as amended or completed, may resume and it has received copies thereof or of any other filed document which is incorporated by reference in the Prospectus or Registration Statement and, if it receives instructions from the Corporation, acting reasonably, the Selling Shareholder shall deliver to the Corporation (at the Corporation’s expense) all copies, other than copies of the permanent record in the Selling Shareholder’s possession at the time, of the Prospectus and Registration Statement for such Eligible Securities in effect when such notice is received. (e) No one may participate in an Underwritten Offering hereunder without a) agreeing to sell their securities according to the terms of any underwriting agreement applying to the Offering and completing and signing such underwriting agreement, and b) completing and signing all questionnaires, powers of attorney, indemnifications and other documents required by such underwriting agreement, insofar as they are prepared in the usual form for such type of document or instrument. (f) In connection with any Underwritten Offering to cause the Selling Shareholder’s Eligible Securities to be the subject of a Piggyback Registration, if the underwriter(s) of the Offering in question, acting reasonably, so request, agree to be bound by a lock-up agreement containing the usual terms and conditions found in lock-up agreements relating to secondary offerings, and to sign such an agreement, having the effect of limiting the Selling Shareholder, for a period which may not exceed 90 days from the sale of the Eligible Securities forming the subject of the Piggyback Registration, from a) directly or indirectly assigning Shares or securities which may be converted, exercised or exchanged for Shares; or b) entering into a swap or any other arrangement having the effect of assigning to another person one or more of the economic consequences of owning Shares.